Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272750

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED JUNE 16, 2025

TO THE PROSPECTUS DATED APRIL 4, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of IPC Alternative Real Estate Income Trust, Inc., dated April 4, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to IPC Alternative Real Estate Income Trust, Inc. unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of July 1, 2025;
•
to disclose the calculation of our May 31, 2025 NAV per share for all share classes;
•
to provide an update on the status of our Offering; and
•
to provide an update on certain suitability standards.

July 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2025 (and repurchases as of June 30, 2025) is as follows:

Transaction Price (per share)
Class T	$23.7166
Class S	$23.8064
Class D	$23.8595
Class I	$23.8064

As of the date of this Supplement, we had not sold any Class S shares. Until we sell shares of Class S common stock, the transaction price for Class S shares is based on NAV per share of our Class I shares as of May 31, 2025. We will separately compute the NAV per share for Class S shares once we have Class S shares outstanding. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

May 31, 2025 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.ipcaltreit.com and is made available on our toll-free, automated telephone line at 866-MY-Inland (866-694-6526). Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for a discussion of how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Transactions or events have occurred since May 31, 2025 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2025 along with the immediately preceding month.

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company's common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of May 31, 2025 (dollars and shares/units in thousands):

Components of NAV	As of May 31, 2025
Investments in real estate	$412,920
Cash and cash equivalents	7,421
Restricted cash	387
Other assets	7,889
Debt	(272,996)
Other liabilities(1)	(15,586)
Net asset value	$140,035
Total shares/units outstanding	5,854
(1)
Includes accrued distribution fees. Distribution fees only apply to Class T shares and units, Class S shares and units and Class D shares and units. For purposes of calculating NAV, we recognize the distribution fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the distribution fee as an offering cost at the time we sell Class T shares and units, Class S shares and units, and Class D shares and units. As of May 31, 2025, we had accrued under GAAP $123 of distribution fees payable to Inland Securities Corporation (the “Dealer Manager”) related to the Class T shares and units and Class D shares and units. As of May 31, 2025, we had not sold or issued any Class S shares or units, therefore, we had not accrued any distribution fees payable to the Dealer Manager related to such shares or units. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table sets forth our NAV and NAV per share/unit by class as of May 31, 2025 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class T Shares/Units	Class D Shares/Units	Class I Shares/Units	Class A Units	Total
Net asset value	$1,482	$364	$8,031	$130,158	$140,035
Number of outstanding shares/units	63	15	337	5,439	5,854
NAV per share/unit as of May 31, 2025	$23.7166	$23.8595	$23.8064	$23.9326

Set forth below are the weighted averages of the key assumptions used by our independent valuation advisor in the discounted cash flow analysis used for the May 31, 2025 valuations, based on property type:

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.50%	6.31%
Self-Storage	8.17%	6.42%
Education	8.25%	6.75%

A change in these key assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our property investment values:

Property Type	Hypothetical Change	Healthcare	Self-Storage	Education
Discount rate (weighted average)	0.25% decrease	1.81%	1.65%	1.80%
	0.25% increase	(1.86)%	(1.89)%	(1.80)%
Exit capitalization rate (weighted average)	0.25% decrease	2.29%	2.18%	2.02%
	0.25% increase	(2.17)%	(2.32)%	(2.02)%

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company’s common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of April 30, 2025 (dollars and shares/units in thousands):

Components of NAV	As of April 30, 2025
Investments in real estate	$412,660
Cash and cash equivalents	7,617
Restricted cash	382
Other assets	7,644
Debt	(272,980)
Other liabilities(1)	(15,598)
Net asset value	$139,725
Total shares/units outstanding	5,839
(1)
Includes accrued distribution fees. Distribution fees only apply to Class T shares and units, Class S shares and units and Class D shares and units. For purposes of calculating NAV, we recognize the distribution fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the distribution fee as an offering cost at the time we sell Class T shares and units, Class S shares and units, and Class D shares and units. As of April 30, 2025, we had accrued under GAAP $105 of distribution fees payable to the Dealer Manager related to the Class T shares and units and Class D shares and units. As of April 30, 2025, we had not sold or issued any Class S shares or units, therefore, we had not accrued any distribution fees payable to the Dealer Manager related to such shares or units. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table sets forth our NAV and NAV per share/unit by class as of April 30, 2025 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class T Shares/Units	Class D Shares/Units	Class I Shares/Units	Class A Units	Total
Net asset value	$1,480	$164	$7,537	$130,544	$139,725
Number of outstanding shares/units	62	7	316	5,454	5,839
NAV per share/unit as of April 30, 2025	$23.7363	$23.7928	$23.8155	$23.9371

Status of our Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 336,262 shares of our common stock (consisting of 236,187 Class I shares, 78,608 Class T shares and 21,467 Class D shares; no Class S shares were issued or sold as of such date) in the primary offering for total proceeds of $8.3 million and (ii) 1,714 shares of our common stock (consisting of 1,379 Class I shares, 215 Class T shares and 120 Class D shares) pursuant to our distribution reinvestment plan for a total value of $0.04 million. We intend to continue selling shares in the Offering on a monthly basis.

Updates to Suitability Standards

The following supersedes and replaces the suitability requirement for New Mexico investors in the section titled "Suitability Standards" of the Prospectus and all other similar disclosure:

Purchasers residing in New Mexico who are not “accredited investors” as defined by Rule 501(a) of Regulation D under the Securities Act of 1933, as amended, may not invest more than 10% of their liquid net worth in our shares, shares of our affiliates and other public, non-listed real estate investment trusts.

The following supersedes and replaces the suitability requirement for Oregon investors in the section titled "Suitability Standards" of the Prospectus and all other similar disclosure:

In addition to general suitability standards, non-accredited Oregon investors may not invest more than 10% of their liquid net worth in us. For purposes of Oregon’s suitability standard, “liquid net worth” is defined as an investor’s total assets (excluding home, home furnishings, and automobiles) minus total liabilities. Oregon investors who meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the limitation described in this paragraph.

The following supersedes and replaces Section F 1.(Q) of Appendix B: Form of Subscription Agreement within the Prospectus and all other similar disclosure:

For New Mexico residents: Investors residing in New Mexico who are not “accredited investors” as defined by Rule 501(a) of Regulation D under the Securities Act of 1933, as amended, may not invest more than 10% of their liquid net worth in our shares, shares of our affiliates and other public, non-listed REITs.

The following supersedes and replaces Section F 1.(T) of Appendix B: Form of Subscription Agreement within the Prospectus and all other similar disclosure:

For Oregon residents: Non-accredited Oregon investors may not invest more than 10% of their liquid net worth in us. For purposes of Oregon’s suitability standard, “liquid net worth” is defined as an investor’s total assets (excluding home, home furnishings, and automobiles) minus total liabilities. Oregon investors who meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the limitation described in this paragraph.